Global Markets & Investment Banking

One Bryant Park – 8th Floor
New York, New York 10036 646-855-6780 July 15, 2011

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	SKULLCANDY, INC.
Registration Statement on Form S-1 (SEC File No. 333-171923)

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of Skullcandy, Inc. that the effective date of the Registration Statement be accelerated so that it will be declared effective at 4:00 p.m., Eastern time, on July 19, 2011 or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, please be advised that we have distributed approximately 4,902 copies of the Preliminary Prospectus dated July 6, 2011 (the “Preliminary Prospectus”) through the date hereof, to underwriters, dealers, institutions and others.

In connection with the Preliminary Prospectus distribution for the above-reference issue, the prospective underwriters have confirmed that they are complying with the 48-hour requirement as promulgated by Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

MORGAN STANLEY & CO. LLC

As Representatives

By: MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:	/s/ Richard A. Diaz
Name: Richard A. Diaz Title: Authorized Signatory